Exhibit 99.1

Merus Labs Appoints New Director and Provides European Update

TORONTO, March 27, 2015 /CNW/ - Merus Labs International Inc. (NASDAQ:MSLI; TSX:MSL) ("Merus" or "the Company") pleased to announce that Dr. Robert Bloch M.D. will join the Board of Directors effective today. Dr. Bloch is a European-based pharmaceutical industry veteran who has a proven track record of leading profitable growth in global markets. Dr. Bloch's expertise in extracting value from established products and vast business development network is expected to accelerate Merus' expansion plans.

Dr. Bloch has more than 15 years of leadership experience with global pharmaceutical companies, including 7 years at F. Hoffmann-La Roche, based in Switzerland, most recently as Vice President, Global Head - Established Products. At Roche he successfully led a multi-billion USD franchise and had considerable influence on the company's overall strategic direction and operating performance. Before joining Roche, Dr. Bloch advanced through several leadership roles at Schering-Plough and Wyeth.

Dr. Bloch's extensive experience strengthens Merus' market knowledge and network in the European market.  Dr. Bloch commented, "I believe Merus has established a strong foundation across Europe which sets the path for sustainable growth and value creation. I am extremely excited to join the team and contribute to Merus' growth." Michael Cloutier, Chairman of the Board added "We are thrilled to have Dr. Bloch join our Board.  His background and market knowledge add new strength to our European market growth plans."

Merus also announces that Dr. Ulrich Schoeberl, Head of European Operations will be leaving on April 30, 2015. "I would like to thank Ulrich for his contributions to our organization. I know I speak for the Merus team and Board of Directors in wishing Ulrich success with his future endeavors," said Barry Fishman, Chief Executive Officer.

With the Merus European infrastructure solidly in place and the recent addition of a Head of Supply Chain for Europe, the commercial role will be re-focused on pipeline expansion and commercial optimization. Dr. Bloch's intricate knowledge of the European established products market will be of great value during this transition period and beyond, as Merus executes its growth strategy.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0000030082

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact our investor relations department at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 08:00e 27-MAR-15